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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 Amendment No. 4
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   AEGON N.V.
                                (Name of Issuer)

                                 Ordinary Share
                             EUR 0.12 nominal value
                         (Title of Class of Securities)

                           ---------------------------


                                   00000 79241
                                 (CUSIP Number)

                                Vereniging AEGON
                       (Name of Persons Filing Statement)

                            Richard D. Truesdell, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10012
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 19, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

                           ---------------------------


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

CUSIP No. 00000 79241                                          Page 2 of 6 Pages

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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Vereniging AEGON

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]



      3        SEC USE ONLY



      4        SOURCE OF FUNDS*

               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]

               Not applicable.

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands.

                                         7       SOLE VOTING POWER
                                                 451,820,196 (See Item 5)

                                         8       SHARED VOTING POWER
                                                 0
                    NUMBER OF SHARES
                 BENEFICIALLY OWNED BY   9       SOLE DISPOSITIVE POWER
                 EACH REPORTING PERSON           451,820,196 (See Item 5)
                          WITH
                                        10       SHARED DISPOSITIVE POWER
                                                 0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,820,196 (See Item 5)

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
               CERTAIN SHARES*
               Not applicable

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               34.4%

     14        TYPE OF REPORTING PERSON*
               PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


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      Vereniging AEGON (the "Association") hereby amends and supplements its
Report on Schedule 13D, originally filed with the Securities and Exchange Commission on January 16, 1998 (the "Schedule 13D") with respect to the purchase of common shares, EUR 0.12 per share of AEGON N.V. ("AEGON" or the "Issuer").

      Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1.  Security and Issuer.

      The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

      The class of equity securities to which this statement relates is the common shares, EUR 0.12 per share (the "Common Shares"), of AEGON. All share numbers herein reflect a two-for-one stock split effective May 30, 2000.

   Item 3.  Source and Amount of Funds or Other Consideration.

      The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

      Between October 21, 1999 and June 19, 2000, the Association acquired 26,942,160 Common Shares of which 3,765,168 were received from stock dividends and 23,176,992 purchased at prices ranging from EUR 37.07 to EUR 48.46, representing a weighted average price of EUR 45.09 in open market purchases. Such purchase prices have been funded through internally generated funds.

   Item 4.  Purpose of Transaction.

      The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

      The Association purchased the Common Shares as part of a program to restore the percentage of Common Shares held by the Association prior to the Providian Acquisition.

   Item 5.        Interest in Securities of the Issuer.

   The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     (a) The Association has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, as of June 19, 2000, 451,820,196 Common Shares, representing approximately 34.4% of the outstanding Common Shares of the Issuer.

   Except as set forth in this Item 5(a), neither the Association, nor any other person controlling the Association, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Common Shares.

     (b) The Association has sole power to vote and to dispose of 451,820,196 Common Shares.

     (c) Between October 21, 1999 and June 19, 2000, the Association acquired 26,942,160 Common Shares of which 3,765,168 were received from stock dividends and 23,176,992 purchased at prices ranging from EUR 37.07 to EUR 48.46, representing a weighted average price of EUR 45.09.

     (d)    Inapplicable.

     (e)    Inapplicable.

                                   SIGNATURES

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2000


                                        By:  /s/   J.B.M. Streppel
                                          --------------------------------------
                                             Name: J.B.M. Streppel
                                             Title: Member Executive Committee


                                       4

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                                                                      SCHEDULE A


               DIRECTORS AND EXECUTIVE OFFICERS OF THE ASSOCIATION

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Vereniging AEGON (the "Association") are set forth below. If no business address is given the member business address is Mariahoeveplein 50, 2591 TV The Hague, The Netherlands. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to The Association. Unless otherwise indicated below, all of the persons listed below are citizens of the Netherlands.

                                        Present Principal Occupation Including
  Name and Business Address                Name and Address (1) of Employer
-------------------------------------   ----------------------------------------
Executive Committee

P.P. Kohnstamm             Chairman     Managing director of Vastgoed Advies
                                        (real estate consultancy)/professor in
                                        the theory of real estate, University of Amsterdam

J.M. Boll                               Member of the Council of State (an
                                        advisory council to the Dutch
                                        Government) Binnenhof 1, 2513 AA The
                                        Hague, The Netherlands

J.L. Bouma                              Vice-chairman

P.J. Idenburg                           Dean of the Faculty Technology, Policy
                                        and Management -- Delft University
                                        Jaffalaan 6, 2628 BX.Delft-- The
                                        Netherlands

H. de Ruiter                            Vice-chairman of the Supervisory Board
                                        of AEGON N.V.

K.J. Storm                              Chairman of the Executive Board of AEGON
                                        N.V.

J.B.M. Streppel                         Member of the Executive Board of AEGON
                                        N.V.

M. Tabaksblat                           Chairman of the Supervisory Board of
                                        AEGON N.V.



                                        Present Principal Occupation Including
  Name and Business Address                Name and Address (2) of Employer
-------------------------------------   ----------------------------------------

Other Members

B.F. Bos-Beernink                       Former member of parliament

A.F. Bosma                              Independent insurance agent
                                        P.O. Box 17, 2130 AA Hoofddorp,
                                        The Netherlands

W.B. Brouwer                            Manager of Brouwer Advies (consultancy
                                        firm) Grutto 41, 1902 KW Castricum,
                                        The Netherlands

H.J. Bruins Slot                        General Manager, Government Institute
                                        for Student Allowances,


                                       5
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                                        Groningen
J. van Hes                              CEO of HD Beheer B.V. P.O. Box 340, 8901
                                        BC Leeuwarden, The Netherlands

I. E. Koster - Burbidge                 Interim Manager, Institute for Languages
                                        Regine Coeli B.V.

H.J. Lambert                            Managing director of Lambert Venture
                                        Promotion B.V. Ridderstraat 88, 4902 AC
                                        Oosterhout, The Netherlands

P.M. van der Laan                       Retired notary public

H.W. Lulofs                             Retired general managing director of
                                        Management Studycenter "De Baak"

R. Spiekerman van Weezelenburg          Retired Major General Royal Netherlands
                                        Marine Corps

J. van Rijn                             Retired member of the Executive Board of
                                        Rabobank, Landrelaan 2, 3055 WR
                                        Rotterdam, The Netherlands

G.G. Witsen Elias                       Managing director of Stichting Erven
                                        Koumans-Smeding (a private foundation)
                                        Nagtegaalstraat 9, 8916 BA Leeuwarden,
                                        The Netherlands

                                       6